Chancellor Group, Inc.
                              216 South Price Road
                               Pampa, Texas 79065
                                 (806) 688-9697

                                November 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Anne Nguyen Parker, Branch Chief

     Re: Chancellor Group, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed October 19, 2011
         Current Report on Form 8-K
         Filed October 20, 2011
         File No. 000-30219

Ladies and Gentlemen:

The purpose of this letter is to set forth the response of Chancellor Group, Inc. (the "Company") to your letter dated November 14, 2011 to Maxwell Grant, Chairman and Chief Executive Officer of the Company, setting forth the comments of the Division of Corporation Finance (the "Staff") regarding the Company's Preliminary Proxy Statement on Schedule 14A filed on October 19, 2011 (the "Preliminary Proxy Statement") and Current Report on Form 8-K filed on October 20, 2011 (the "Form 8-K"). For your convenience, we have repeated the Staff's comments and used the section headings and numbering used by the Staff in its letter.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

GENERAL

1. With a view toward disclosure, with respect to the assets being sold to LCB Resources, please tell us what percentage of Chancellor Group, Inc.'s assets and revenue and expenses these assets represent. In this regard, please furnish the information required by Item 14(b) and (c) or provide us with an analysis as to why this information is not required.

In response to the Staff's comment and after further review of this topic, the Company is providing the Staff with the following responses:

     The assets to be sold to LCB Resources constitute approximately 82% of the Company's consolidated assets as of September 30, 2011 and contributed approximately 95% and 77%, respectively, of its consolidated gross revenues and total expenses for the nine months then ended.

     As described in the Preliminary Proxy Statement, the consideration to be paid in the proposed transaction consists entirely of cash, and the completion of the proposed transaction is not contingent upon the availability of financing or the affirmative vote by the members of LCB Resources in favor of the transaction. Accordingly, we believe that Instruction 2 to Item 14 provides that (a) the information required by paragraph (c)(1) of that Item need not be provided, (b) the financial information required by paragraphs (b)(8) through (b)(11) of that Item for LCB Resources and the Company need not be provided, and (c) the information required by paragraph (c)(2) of that Item need not be provided. Further, we believe that the Company is not required to provide the information described in paragraph (b)(6) of Item 14 because, although the Company's board of directors consulted with an advisor regarding the proposed transaction (as disclosed on page 10 of the Preliminary Proxy Statement), the Company has not received any report, opinion or appraisal materially relating to the proposed transaction. Because the Company is not required to present or incorporate by reference the financial statements described in paragraphs (b)(8) through (b)(11) of Item 14 (as described above), the Company does not have any information to provide in response to paragraph
     (b)(7) of that Item.

     We  believe  that  the  Preliminary   Proxy  Statement   already   contains
     disclosures in response to paragraphs (b)(1) through (b)(4) of Item 14, which disclosures are contained in the Preliminary Proxy Statement, as amended, on the pages and under the headings listed below:

     Schedule 14A

     Paragraph                     Page(s) and Heading(s)

       (b)(1)        3-4, Summary

       (b)(2)        3, Summary

       (b)(3)        3, Summary; and 12-13, Business of Chancellor

       (b)(4)        1, Questions and Answers about the Special  Meeting (4);
                     3-4, Summary (1)(2); 6, Chancellor Special Meeting (4); and 8-12, Proposal to Approve the Purchase and Sale Agreement (1)(2)(3)

----------

(1)  Information described in Item 1004(a)(2)(i) of Regulation M-A.
(2)  Information described in Item 1004(a)(2)(ii) of Regulation M-A.
(3)  Information described in Item 1004(a)(2)(iii) of Regulation M-A.
(4)  Information described in Item 1004(a)(2)(iv) of Regulation M-A.

     In response to paragraph (b)(1) and (b)(2) of Item 14, we have added disclosures regarding the contact information of and business conducted by LCB Resources under the heading "Summary" on page 3. In response to paragraphs (b)(4) and (b)(5) of such Item, we have added disclosure regarding regulatory approval, accounting treatment and tax consequences under the headings "Summary" on page 4 and "Proposal to Approve the Purchase and Sale Agreement" on pages 11 and 12.

PROPOSAL TO APPROVE THE PURCHASE AND SALE AGREEMENT

BACKGROUND OF THE ASSET SALE, PAGE 9

2. Please provide independent third party support for your conclusory statements in the first paragraph of this section. In particular, please clarify whether this is an acquisition by a "larger oil and gas" company that is paying a "premium" for the Gryphon assets. If not, clarify how this paragraph is relevant to this transaction.

     In response to the Staff's comment and after further review of this topic, the Company agrees that the paragraph referred to is not appropriate for inclusion in the Preliminary Proxy Statement. We will delete the paragraph.

CURRENT REPORT ON FORM 8-K FILED OCTOBER 20, 2011

3. Please file all exhibits, such as Exhibit A-1, to the Purchase and Sale Agreement.

     In response to the Staff's comment and after further review of this topic, the Company will file a Form 8-K/A amending the Form 8-K to include as an exhibit the Purchase and Sale Agreement together with its exhibits and schedules.

In connection with this response letter with respect to the Preliminary Proxy Statement Form 8-K, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Staff's position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information regarding this letter, please contact me at (806) 688-9697.

                                        Sincerely,


                                        /s/ Maxwell Grant
                                        -----------------------------------
                                        Maxwell Grant,
                                        Chief Executive Officer